LEGACY RESERVES INC.

303 W. Wall Street, Suite 1800

Midland, Texas 79701

October 15, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 3561

Washington, D.C. 20549

Attention: Ms. Lisa Krestynick

Re:     Registration Statement on Form S-3 (No. 333-227700) of Legacy Reserves Inc.

Dear Ms. Krestynick:

On behalf of Legacy Reserves Inc., and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 2:00 p.m., Washington, D.C. time, on October 17, 2018, or as soon thereafter as practicable.

Very truly yours,

LEGACY RESERVES INC.

By:	/s/ James Daniel Westcott
Name: James Daniel Westcott Title: President and Chief Financial Officer